SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TH International Limited

(Name of Issuer)

Ordinary Shares, par value $0.00000939586994067732 per share

(Title of Class of Securities)

G8656L 106
(CUSIP Number)

Paul Hong
Cartesian Capital Group, LLC
505 Fifth Avenue, 15th Floor
New York, NY 10017
(212) 461-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two Acquisition Holdings XXIIA Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,002,004*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,002,004*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,002,004*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,952,499*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,952,499*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,952,499*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two GP, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,074,942*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,074,942*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,074,942*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two Admin GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,128,665*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,128,665*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,128,665*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Three Acquisition Holdings IV, Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,319,917*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,319,917*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,319,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Three-B, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,319,917*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,319,917*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,319,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Three GP, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,319,917*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,319,917*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,319,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Three Global GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,319,917*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,319,917*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,319,917*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Cartesian Capital Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,448,582*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,448,582*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,448,582*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Peter Yu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,448,582*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,448,582*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,448,582*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*See Item 5 of this Schedule 13D.

Item 1. Security and the Issuer

This amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the ordinary shares, par value $0.00000939586994067732 per share (“Ordinary Shares”), of TH International Limited, a Cayman Islands company (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on October 21, 2022 (the “Initial Schedule 13D” and, as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Initial Schedule 13D.

Item 2. Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended and restated by the following:

(a)            This Schedule 13D is filed jointly on behalf of (i) Pangaea Two Acquisition Holdings XXIIA Limited (“XXIIA”), a company incorporated under the laws of the United Kingdom, (ii) Pangaea Three Acquisition Holdings IV, Limited (“Holdings IV”), an exempted company incorporated under the Laws of the Cayman Islands, (iii) Pangaea Two, LP, a Delaware limited partnership, (iv) Pangaea Two GP, LP, a Delaware limited partnership, (v) Pangaea Two Admin GP, LLC, a Delaware limited liability company, (vi) Pangaea Three-B, LP, an exempted limited partnership organized under the Laws of the Cayman Islands, (vii) Pangaea Three GP, LP, an exempted limited partnership organized under the Laws of the Cayman Islands, (viii) Pangaea Three Global GP, LLC, a Cayman Islands limited liability company, (ix) Cartesian Capital Group, LLC (“Cartesian”), a Delaware limited liability company and (x) Peter Yu (together with XXIIA, Holdings IV, Pangaea Two, LP, Pangaea Two GP, LP, Pangaea Two Admin GP, LLC, Pangaea Three-B, LP, Pangaea Three GP, LP, Pangaea Three Global GP, LLC and Cartesian, collectively, the “Reporting Persons”). The Reporting Persons listed in (iii) – (ix) are hereinafter referred to as the “Pangaea Entities.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 3, 2023, a copy of which is attached hereto as Exhibit 99.1.

XXIIA is controlled by Pangaea Two, LP.  Pangaea Two GP, LP is the general partner of Pangaea Two, LP. Pangaea Two Admin GP, LLC is the general partner of Pangaea Two GP, LP. Holdings IV is controlled by Pangaea Three-B, LP. Pangaea Three GP, LP is the general partner of Pangaea Three-B, LP. Pangaea Three Global GP, LLC is the general partner of Pangaea Three GP, LP. Cartesian is the sole and managing member of Pangaea Two Admin GP, LLC and Pangaea Three Global GP, LLC. Peter Yu is a managing member of Cartesian. As such, Mr. Yu may be deemed to have voting and dispositive control of the securities reported as beneficially owned by XXIIA, Holdings IV and the Pangaea Entities.

(b)           The business address of each of the Reporting Persons is c/o Cartesian Capital Group, LLC, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

(c)            The present principal business of each of XXIIA, Holdings IV and the Pangaea Entities is that of making private equity and related investments.

(d)           To the best knowledge of the Reporting Persons, none of the entities or persons identified in the paragraph (a) of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            To the best knowledge of the Reporting Persons, none of the entities or persons identified in the paragraph (a) of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of XXIIA, Holdings IV and the Pangaea entities jurisdiction of incorporation is set forth in paragraph (a) of this Item 2. Peter Yu is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended and restated by the following:

The Reporting Persons are all affiliates of Cartesian, a private investment firm that makes private equity and related investments. The source of funds is investment capital of the Reporting Persons.

The information set forth in Item 4 is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 16, 2023, XXIIA distributed 9,518,954 Ordinary Shares to Pangaea Two, LP, and Pangaea Two, LP in turn distributed, pro rata to its equityholders, 4,759,477 Ordinary Shares. On March 30, 2023, the Issuer, Holdings IV, PLK APAC Pte. Ltd. (“PLK”), a company organized and existing under the laws of Singapore, and PLKC International Limited, a Cayman Islands exempted company (the “Target”) entered into a Share Purchase Agreement (the “SPA”). Pursuant to the terms and conditions of the SPA, the Issuer acquired 100% equity interest of the Target from Holdings IV and PLK (the “Acquisition”) at an up-front equity value of $35.1 million in exchange for newly-issued Ordinary Shares, priced at 85% of the trailing 40-trading-day VWAP (as defined in the SPA) from the date of announcement of the Acquisition, February 8, 2023, resulting in the issuance of 11,466,574 Ordinary Shares in aggregate (the “NCC”), of which 10,319,917 Ordinary Shares were issued to Holdings IV and 1,146,657 Ordinary Shares were issued to PLK. In addition, 603,503 Ordinary Shares corresponding to 5% of the Target’s value based upon the same valuation will be reserved for an employee stock option plan. In addition to the up-front share consideration described above, Holdings IV and PLK will receive deferred contingent consideration (“DCC”) equal to 3% of the revenue of the Target business going forward, with a buy-out right exercisable at any time by the Issuer for $35 million. The DCC (including the buy-out payment, if any) will be paid in newly issued Ordinary Shares, priced at 85% of the trailing 40-trading-day VWAP from the end of the trailing fiscal year, or in case of a buy-out, from the date of the buy-out election by the Issuer. Pursuant to the terms and conditions of the SPA, Ordinary Shares received by each of Holdings IV and PLK (including the NCC and any DCC) will be subject to certain lock-up restrictions for a period of: (x) with respect to the NCC, 18 months from and after the closing of the Acquisition; and (y) with respect to each Ordinary Share issued as part of the DCC, 18 months from and after the date of issuance of such share. Reference to the SPA in this Schedule 13D is qualified in its entirety by reference to the SPA, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Holdings IV acquired the Ordinary Shares for investment purposes and intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws, regulations and trading policies. Notwithstanding anything contained herein, Holdings IV specifically reserves the right to change its intention with respect to any or all of such matters. Except as set forth herein, Holdings IV has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and restated by the following:

(a), (b) The percentages of beneficial ownership reflected in this Schedule 13D are based upon 160,348,112 Ordinary Shares issued and outstanding as of as of April 3, 2023 based on information received from the Issuer.

Pangaea Two, LP beneficially own a total of 67,952,499 Ordinary Shares, comprised of 4,759,477 Ordinary Shares it directly holds, 57,002,004 Ordinary Shares held directly by XXIIA and 6,191,018 Ordinary Shares held directly by XXIII, which in the aggregate represent 42.4% of the Issuer’s outstanding Ordinary Shares. Pangaea Two GP, LP beneficially owns a total of 70,074,942 Ordinary Shares, comprised of 20,886 Ordinary Shares held directly by Pangaea Two GP, LP, 2,101,557 Ordinary Shares held directly by Pangaea Two Parallel, LP, an entity for which Pangaea Two GP, LP is the general partner, and the aforementioned Ordinary Shares beneficially owned by Pangaea Two, LP, which in the aggregate represent 43.7% of the Issuer’s outstanding Ordinary Shares. Pangaea Two Admin GP, LLC beneficially owns a total of 70,128,665 Ordinary Shares, comprised of 53,723 Ordinary Shares held directly by Pangaea Two Management, LP, an entity for which Pangaea Two Admin GP, LLC is the general partner, and the aforementioned Ordinary Shares beneficially owned by Pangaea Two GP, LP, which in the aggregate represent 43.7% of the Issuer’s outstanding Ordinary Shares. Cartesian and Mr. Yu collectively beneficially own a total of 80,448,582 Ordinary Shares, comprised of 57,002,004 Ordinary Shares held directly by XXIIA, 10,319,917 Ordinary Shares held directly by Holdings IV, 6,191,018 Ordinary Shares held directly by XXIII, 4,759,477 Ordinary Shares held directly by Pangaea Two, LP, 2,101,557 Ordinary Shares held directly by Pangaea Two Parallel, LP, 53,723 Ordinary Shares held directly by Pangaea Two Management, LP and 20,886 Ordinary Shares held directly by Pangaea Two GP, LP, which in the aggregate represent 50.2% of the Issuer’s outstanding Ordinary Shares.

Mr. Yu may be deemed to beneficially own and share the power to vote and dispose of the Ordinary Shares beneficially owned by XXIIA, Holdings IV, XXIII, the Pangaea Entities, Pangaea Two Parallel, LP and Pangaea Two Management, LP by virtue of being a managing member of Cartesian.

Each of Pangaea Two, LP, Pangaea Two GP, LP, Pangaea Two Admin GP, LLC, Pangaea Three-B, LP, Pangaea Three GP, LP, Pangaea Three Global GP, LLC, Cartesian and Mr. Yu disclaims beneficial ownership of the Ordinary Shares and Warrants held by XXIIA, Holdings IV, XXIII, Pangaea Two Parallel, LP and Pangaea Two Management, LP, as applicable, and this report shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of any of the reported securities. The individual members, managers and executive officers of Cartesian also disclaim beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by XXIIA, Holdings IV, XXIII, the Pangaea Entities, Pangaea Two Parallel, LP and Pangaea Two Management, LP and this report shall not be construed as an admission that such persons are the beneficial owners of any Ordinary Shares for any purpose.

(c)            Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Ordinary Shares during the past 60 days.

(d)            Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)            Not applicable.

Item 7. Material to be filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended to restate Exhibit 99.1 as follows and to include Exhibit 99.4 at the end thereof:

99.1.	Joint Filing Agreement, dated April 3, 2023.

99.4.	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 6-K dated March 30, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2023	Pangaea Two Acquisition Holdings XXIIA Limited

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: April 3, 2023	Pangaea Three Acquisition Holdings IV, Limited

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: April 3, 2023	PANGAEA TWO, LP

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

PANGAEA TWO GP, LP
Dated: April 3, 2023
	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: April 3, 2023	PANGAEA TWO ADMIN GP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: April 3, 2023	PANGAEA THREE-B, LP

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: April 3, 2023	PANGAEA THREE GP, LP

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: April 3, 2023	PANGAEA THREE GLOBAL GP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: April 3, 2023	CARTESIAN CAPITAL GROUP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: April 3, 2023	PETER YU

	By:	/s/ Peter Yu